                                                                    EXHIBIT 99.2

              ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

                            TOWER SEMICONDUCTOR LTD.

                                DECEMBER 4, 2007

                           PLEASE SIGN, DATE AND MAIL
                             YOUR PROXY CARD IN THE
                            ENVELOPE PROVIDED AS SOON
                                  AS POSSIBLE.

     PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.

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                                                   THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1-4
                     PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

                                                                                                                                        FOR    AGAINST   ABSTAIN
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1.   Election of Directors: TO ELECT Mr. Dov Moran, Mr. Russell        2.   TO APPOINT Mr. Dov Moran as Chairman of the Board of        [_]      [_]       [_]
     C. Ellwanger, Mr. Nir Gilad, Dr. Eli Harari, Mr. Miin Wu,              Directors of the Company.
     Mr. Kalman Kaufman and Mr. Ron Moskowitz as members of the
     Board of Directors of the Company.                                -----------------------------------------------------------------------------------------
                                    NOMINEES:                          3.   TO APPROVE the appointment of Brightman Almagor & Co.       [_]      [_]       [_]
____  FOR ALL NOMINEES              __ Mr. Dov Moran                        as the independent public accountant of the Company for
                                    __ Mr. Russell C. Ellwanger             the year ending December 31, 2007 and for the period
____  WITHHOLD AUTHORITY            __ Mr. Nir Gilad                        commending January 1, 2008 and until the next annual
       FOR ALL NOMINEES             __ Dr. Eli Harari                       shareholders meeting.
                                    __ Mr. Miin Wu                     -----------------------------------------------------------------------------------------
____  FOR ALL EXCEPT                __ Mr. Kalman Kaufman              4.   TO APPROVE the terms of compensation and the performance-   [_]      [_]       [_]
       (see instructions below)     __ Mr. Ron Moskowitz                    based bonus for 2007, of our chief executive officer and
                                                                            director.

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here:  o

To change the address on your account, please check the box at right and indicate your new address in the address space above.
Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder: ______________   Date:_______                Signature of Shareholder: ______________   Date:_______

                            TOWER SEMICONDUCTOR LTD.

           FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
                     TO BE HELD ON TUESDAY, DECEMBER 4, 2007

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Tower Semiconductor Ltd. (the "Company") hereby appoints each of Dina Back-Frimer and Nati Somekh Gilboa of the Company, each with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the
Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual and Special General Meeting of Shareholders of the Company
to be held at the offices of the Company located at Shaul Amor Street., Ramat
Gavriel Industrial Park, Migdal Haemek, Israel, on Tuesday, December 4, 2007 at
11:00 a.m. (local time) and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of an Annual and
Special General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirm all that the proxies or their substitutes may lawfully do by virtue hereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN ACCORDANCE WITH THE MANNER
DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS
PROXY WILL BE VOTED FOR PROPOSALS 1 THROUGH 4.

Beneficial owners who hold their shares through members of the Tel Aviv Stock
Exchange ("TASE") may either vote their shares in person at the meeting by presenting a certificate signed by a member of the TASE which complies with the
Israel Companies Regulations (Proof of Ownership for Voting in General
Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat
Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel,
Attention: Corporate Secretary.

                  (CONTINUED AND TO BE SIGNED ON REVERSE SIDE)